SEC
Mail Processing
Section

MAR 02 2017

Washington DC
416

SEC

17009022

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonehaven, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 2002
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Frank — (212) 218 - 7626 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, David Thomas Frank, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehaven, LLC, as of December 31, 2016, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David Thomas Frank
Chief Executive Officer

Notary Public
BRITTANY PARISI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PA6321780
Qualified in Rockland County
My Commission Expires March 23, 2019

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC document

STONEHAVEN, LLC

CONTENTS

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Stonehaven, LLC

We have audited the accompanying statement of financial condition of Stonehaven, LLC as of December 31, 2016. This financial statement is the responsibility of the Stonehaven, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stonehaven, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 1, 2017

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2016
ASSETS	
Cash	$ 621,935
Fee receivable	1,310,965
Prepaid expenses and other assets	99,736
Property and equipment (net of accumulated depreciation of $139,349)	4,981
Security deposit	35,779
Total assets	$ 2,073,396

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

LIABILITIES	
Commission payable	$ 907,107
Accounts payable and accrued expenses	100,873
Deferred rent payable	6,410
Total liabilities	1,014,390
MEMBER'S EQUITY	1,059,006
Total liabilities and member's equity	$ 2,073,396

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stonehaven, LLC (the "Company") converted its state of formation to Delaware on January 6, 2009. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company provides referral business, sales of private placement interests to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of customer funds or securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. As of December 31, 2016, significant estimates included fee receivable and commission payable.

Fee Receivable

The Company carries its receivable at cost net of allowance for doubtful accounts. As of December 31, 2016, receivables were considered fully collectible and no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Revenue Recognition

Fee income is recognized when an agreement is in place, the Company's services are complete, the fee amount can be reasonably determined and collection is reasonably assured.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files its tax return with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no federal, state or local income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of December 31, 2016. The company is no longer subject to federal, state or local tax examinations by authorities for the years before 2013.

2. Property and Equipment

Property and equipment consist of the following:

Office equipment, furniture and fixtures and leasehold improvements	$	144,330
Less: Accumulated depreciation and amortization		(139,349)
	$	4,981

3. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company does not match employee contributions to the Plan.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $45,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was approximately 2.0 to 1 and its net capital of $498,414 was $430,788 in excess of its required net capital of $67,626.

5. Risk Concentrations

Cash

At times during the year, cash balances in banks may have exceeded the insurance limits provided by the Federal Deposit Insurance Corporation ("FDIC").

Receivables

At December 31, 2016, the fee receivable from five clients represented approximately 60% of total fee receivable. Subsequent to December 31, 2016, the Company collected the entire fee receivable balance due from these clients.

6. Commitments and Contingencies

Litigation

In the normal course of business, the Company may be involved in various legal matters, some of which may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2016.

Commitments

The Company leases office facilities under an agreement that expires on May 31, 2017. The lease includes monthly electricity and maintenance charges and contains provisions for escalations based on increases in certain costs incurred by the landlord. The Company recognizes rent on a straight-line basis. The cumulative difference between the rent payments and the rent expense since the inception of the lease was $6,410 as of December 31, 2016. The aggregate future minimum lease payments under the lease for the year ending December 31, 2017 is $56,604.

7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued.